UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission file number 000-07246

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The Petroleum Development Corporation 401(k) & Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Petroleum Development Corporation
120 Genesis Boulevard, Bridgeport, West Virginia  26330

REQUIRED INFORMATION

1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2007 and 2006.

Exhibit 23.	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN AND AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Petroleum Development Corporation 401(k) & Profit Sharing Plan
Bridgeport, West Virginia

We have audited the accompanying statements of net assets available for benefits of The Petroleum Development Corporation 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Petroleum Development Corporation 401(k) & Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and the delinquent participant contributions as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when consideration in relation to the basic 2007 financial statements taken as a whole.

/s/ SCHNEIDER DOWNS & CO., INC.

Pittsburgh, Pennsylvania
June 30, 2008

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
Assets	2007	2006

Participant loans	$ 330	$ 369
Petroleum Development stock purchase account	1	1
Investments at fair value	23,688	17,821

Total investments	24,019	18,191

Receivables:
Employer contributions	1,434	1,380
Participant contributions	-	71
Accrued interest	2	1

Total receivables	1,436	1,452

Net assets available for benefits	$ 25,455	$ 19,643

See notes to financial statements.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007
(in thousands)

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$ 1,047
Participant loan interest	23
Net realized & unrealized change in fair value of investments	1,902

Total investment income	2,972

Contributions:
Employer contributions	1,550
Participant contributions	1,147
Employer contributions-profit sharing	1,410
Participant rollovers	178

Total contributions	4,285

Total additions	7,257

Deductions from net assets attributed to:
Benefits paid to participants	1,443
Administrative expenses	2

Total deductions	1,445

Net increase	5,812

Net assets available for benefits:
Beginning of year	19,643

End of year	$ 25,455

See notes to financial statements.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.           DESCRIPTION OF THE PLAN

The following description of The Petroleum Development Corporation (the “Company”) 401(k) & Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Merger
Effective July 1, 2006, the Petroleum Development Corporation Profit Sharing Plan was terminated and merged into the 401(k) Plan and it’s net assets of $8,749,582 were transferred to the 401 (k) Plan.  The assets transferred consisted of $3,382,142 of Petroleum Development Corporation Stock, $5,219,819 of money market funds, $126,693 of equity index funds, and $20,928 accrued income. The Petroleum Development Corporation Stock was transferred in-kind and each other individual participant investments were transferred to one of Fidelity’s Freedom Fund’s based on that participant’s projected retirement date.

General
The Plan is a defined contribution plan covering all company employees except leased employees and employees covered by a collective bargaining agreement of Petroleum Development Corporation who meet the eligibility requirements of the Plan.  Currently no company employees are covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Trustee and Recordkeeper
All of the Plan’s assets are held by Fidelity Investments who also has participant account record keeping responsibilities.

Contributions
Each year, participants may make contributions of up to 60% of pretax annual compensation, as defined in the Plan, subject to statutory limitations.  The Plan also allows catch up contributions for participants who have reached age 50 by the end of the year, subject to statutory limitations. The Company may make discretionary matching contributions in such amounts as may be determined by the Company’s Board of Directors each plan year.  The Company made matching contributions of 100% of participant contributions to all investment choices up to 10% of the participant compensation in 2007.  In addition, the Company may make discretionary profit sharing contributions, if any, on the participant’s behalf in an amount to be determined by the Board of Directors at the end of the Plan year.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers twenty-two (22) mutual funds and the Company’s common stock as investment options for participants.  Participants may change their investment election for current or future contributions, the percentage(s) invested in each of these options, or transfer funds among these options on any business day.

Participant Accounts
Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  Participants vest 25 percent after one year of service, 50 percent after two years of service, and are 100 percent vested after 3 years of service.

Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account.  Principal and interest are paid ratably through payroll deductions. Repayment period shall be no more than five years unless such loan is for the purchase of a Participant’s primary residence, in which case the repayment period may not extend beyond ten years from the date of the loan. Interest is set at the discretion of the plan administrator and will accrue at the annual rate of 6%.

Payment of Benefits
On termination of service due to death, disability, or retirement (at age 59 ½), a participant, representative, or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments under a systematic withdrawal plan. In addition, hardship withdrawals from a Participant’s Deferral Contributions Account shall be allowed.

Forfeitures
Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce future Company contributions. At December 31, 2007 and 2006, the forfeited nonvested accounts totaled $2,847 and $102,666. For the year ended December 31, 2007, no forfeitures were used to offset current year employer contributions.

2.           SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at their outstanding balances, which approximate fair value.  The market value of the Company stock was based on the publicly traded price as of the last trade date of the year, December 31, 2007.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Payment of Benefits

Benefits are recorded when paid.

3.           INVESTMENTS

The following represents 5% or more of the Plan’s net assets available for benefits at December 31:  (in thousands)

	2007	2006
Petroleum Development Corporation Common Stock	$4,869	$3,897
Fidelity Freedom 2010	$1,210	$1,469
Fidelity Freedom 2020	$3,950	$3,074
Fidelity Freedom 2015	$2,992	$2,738
Fidelity Freedom 2025	$1,821	$1,397
Fidelity Freedom 2030	$1,233	*
Fidelity Retirement Money Market	$1,280	*

* Investments did not represent 5% or more of the Plan’s net assets at December 31 for the respective year.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:  (in thousands)

Mutual funds	$ 430
Petroleum Development Corporation Common Stock	1,472
Net appreciation in fair value of investments	$1,902

4.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

5.           TAX STATUS

In October 2003, the Plan obtained its latest determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes the Plan is exempt from taxation.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.           RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.           RELATED PARTY / PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock.  The Company is the plan sponsor and therefore qualifies as a related party / party-in-interest.  At December 31, 2007, the Plan held an investment of 82,352 shares of the common stock of the Company.  The fair value of the Company common stock held by the fund at December 31, 2007 was $4,869,462.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Net assets available for benefits per the financial statements are consistent with the amounts reported in the Form 5500.

The benefits paid to participants per the financial statements are consistent with the amounts reported in the Form 5500.

INDEX OF SUPPLEMENTAL SCHEDULES

•	Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions

•	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4a, “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Amount of
Employee	Total Nonexempt (Not Corrected Under VFC)
Contributions	Total Not	Total Corrected	Total Pending	Corrected
Remitted Late	Corrected	Outside of VFC	Under VFC	Under VFC

$ 787,139	$ -	$ -	$ 787,139	$ -

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2007

(a)	(b)	(c) (d)		(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date and Rate of Interest	Cost**	Current Value
				(in thousands)
	ABF Large Cap Val PA	American Beacon Large Cap Value Plan Ahead Class		$ 628
	Rainier	Rainier Small/Mid Cap Equity Mutual Fund		808
	Royce	Royce Opportunity Mutual Fund		116
*	Petroleum Development Corporation	Common Stock		4,869
*	Fidelity Contrafund	Fidelity Contrafund Mutual Fund		694
*	Fidelity Value	Fidelity Value Mutual Fund		154
*	Fidelity Balanced	Fidelity Balanced Mutual Fund		335
*	Fidelity International Discovery	Fidelity International Discovery Mutual Fund		530
*	Fidelity Export and Multinational	Fidelity Export and Multinational Mutual Fund		202
*	Fidelity Freedom Income	Fidelity Freedom Income Mutual Fund		5
*	Fidelity Freedom 2000	Fidelity Freedom 2000 Mutual Fund		508
*	Fidelity Freedom 2010	Fidelity Freedom 2010 Mutual Fund		1,210
*	Fidelity Freedom 2020	Fidelity Freedom 2020 Mutual Fund		3,950
*	Fidelity Freedom 2030	Fidelity Freedom 2030 Mutual Fund		1,233
	Spartan Total Market Index	Spartan Total Market Index Mutual Fund - Investor Class		103
	Spartan International Index	Spartan International Index Mutual Fund - Investor Class		322
*	Fidelity Retirement Money Market	Fidelity Retirement Money Market Mutual Fund		1,280
*	Fidelity US Bond Index	Fidelity US Bond Index Mutual Fund		358
*	Fidelity Freedom 2040	Fidelity Freedom 2040 Mutual Fund		597
*	Fidelity Freedom 2005	Fidelity Freedom 2005 Mutual Fund		408
*	Fidelity Freedom 2015	Fidelity Freedom 2015 Mutual Fund		2,992
*	Fidelity Freedom 2025	Fidelity Freedom 2025 Mutual Fund		1,821
*	Fidelity Freedom 2035	Fidelity Freedom 2035 Mutual Fund		514
*	Fidelity Freedom 2045	Fidelity Freedom 2045 Mutual Fund		34
*	Fidelity Freedom 2050	Fidelity Freedom 2050 Mutual Fund		17
*	Petroleum Development Stock Purchase Account	Money Market		1
*	Participant Loan Balances	Loans with maturities ranging from 1 month to 60 months
		and interest rates at 6%.		330

				$ 24,019

*           Denotes party-in-interest to the Plan
**        Historical cost is not required as all investments are participant-directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PETROLEUM DEVELOPMENT CORPORATION 401(K) & PROFIT SHARING PLAN
/s/ Darwin L. Stump
Darwin L. Stump
June 30, 2008	Chief Accounting Officer